MANAGEMENT’S DISCUSSION AND ANALYSIS

September 13, 2011

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc., formerly MDS Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three and nine months ended July 31, 2011, and our financial position as of July 31, 2011.  You should read this MD&A in conjunction with our unaudited quarterly consolidated financial statements and related note disclosures for the same period. We also refer you to Nordion’s fiscal 2010 financial reports, which include our Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form (AIF). These documents are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in our AIF, that could have a material impact on Nordion’s future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Our business

Nordion is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. Our operations are organized into three business segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

Business Segment	Description
Medical Isotopes
The Medical Isotopes segment focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine, and about 90% of the procedures are for diagnosis. We report our Medical Isotopes revenues as either Reactor-based or Cyclotron-based.

We sell a breadth of isotopes, which our customers incorporate into products that are used in these medical procedures. Governments in the U.S., Canada, Europe and elsewhere in the world have recognized the benefits of medical procedures that help provide for early diagnosis of disease and generally support reimbursement of these procedures, which in turn encourages use by physicians and patients.

Our sources of medical isotopes are nuclear reactors and cyclotrons. We purchase reactor-produced medical isotopes in an unfinished, non-purified form, and transport them to our facilities in Ottawa, Canada for further processing. Currently, our principal source of such isotopes is the Atomic Energy of Canada Limited (AECL) owned National Research Universal (NRU) reactor.

We purify isotopes using our proprietary manufacturing processes to meet the regulatory requirements for incorporating active pharmaceutical ingredients into radiopharmaceuticals that are used to diagnose and treat numerous serious disease states, such as heart disease and cancer.

Our primary product is the reactor-based molybdenum-99 (Mo-99).  Technetium-99 (Tc-99m), which is obtained from the decay of Mo-99, is the most common radioisotope used in diagnosis, utilized in approximately 80% of nuclear medical procedures worldwide.

We process and sell other Reactor isotopes including xenon-133 (Xe-133) (used in lung scans), iodine-131 (I-131) (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and iodine-125 (I-125) (used to treat prostate cancer).

We manufacture and process Cyclotron isotopes such as iodine-123 (I-123), thallium-201 (Tl-201), and strontium-82 (Sr-82) at our facilities in Vancouver, Canada.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Targeted Therapies
Targeted Therapies products primarily focus on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby minimizing both damage to surrounding healthy tissue and unpleasant side effects for the patient. Leveraging our expertise and capabilities, we also sell services for radiopharmaceutical development and provide clinical and commercial manufacturing. We report our Targeted Therapies revenues as either TheraSphere® or Contract Manufacturing/Services.

Our main Targeted Therapies product is TheraSphere, a radioembolization therapy used in the treatment of medium-to-advanced stage inoperable liver cancer. TheraSphere is a therapy that consists of millions of small glass beads (20 to 30 micrometers in diameter) containing radioactive yttrium-90 (Y-90). The product is injected by physicians into the main artery of the patient's liver through a catheter, which allows the treatment to be delivered directly to the tumor via blood vessels.

TheraSphere is approved in Europe, Canada, and parts of Asia and the Middle East.  In Europe and Russia it is indicated for use in the treatment of hepatic neoplasia and in Canada, parts of Asia and the Middle East it is indicated for use in the treatment of hepatic neoplasia in patients who have appropriately positioned arterial catheters.  It is authorized under a humanitarian device exemption in the U.S. and is indicated for use in the treatment of unresectable hepatocellular carcinoma (primary liver cancer).  TheraSphere is approved for reimbursement in the U.S., Germany, Italy, and Belgium.  In Q2 2011, the U.S. Food and Drug Administration (FDA), approved our clinical trial applications for both primary liver cancer and secondary liver cancer.  Phase III clinical trial start-up activities began in Q3 2011. We are also planning the design and protocol for a randomized trial, in the subset of primary liver cancer patients for which TheraSphere may provide the greatest benefit, which would support our growth internationally.

We also provide contract manufacturing services, including the production of two commercially available radiopharmaceuticals: Bexxar®*, a radiotherapeutic, for non-Hodgkin’s lymphoma for GlaxoSmithKline, Inc. and CardioGen-82TM**, a cardiovascular Positron Emission Tomography (PET) imaging agent, for Bracco Diagnostics, Inc. (part of Bracco Group). As described in the “Recent business and corporate developments” of this MD&A, our manufacturing of CardioGen-82 is currently interrupted.

*   Bexxar is a trademark of GlaxoSmithKline.
** CardioGen-82 is a trademark of Bracco Diagnostics.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through the sterilization of medical products and devices, as well as food and consumer products. This business segment also includes the design, construction, and maintenance of commercial gamma sterilization systems. We report our Sterilization Technologies revenues as either Cobalt or Sterilization - Other.

We are the world's leading supplier of Cobalt-60 (Co-60), the isotope that produces the gamma radiation required to destroy harmful micro-organisms. Co-60 is used in gamma sterilization technologies for customers around the world. Approximately 40% of single use medical products produced worldwide are sterilized using gamma sterilization technologies.  These medical products include disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for disinfestations of fruits and vegetables to meet international quarantine regulations, to sterilize cosmetic products and to enhance the material properties of polymers.

We contract with power reactor sites in Canada and Russia to produce Co-60. We supply cobalt-59 (Co-59) targets to the reactor sites, which is converted to Co-60 in the reactor. The cobalt remains in the reactor until the desired level of Co-59 to Co-60 conversion has occurred (from 18 to 30 months in Canada and approximately 5 years in Russia). The Co-60 is then removed from the reactors (the reactors in Canada must be shutdown for this to occur), disassembled, and shipped to our facility where we process it into finished sources for sale to customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator.  Therefore, we coordinate this process closely with our customers to minimize disruption to their operations.

Drawing on our expertise and capabilities, we also market and sell related equipment and services such as commercial scale production irradiators.  Delivery or construction of this equipment is usually followed by an initial shipment of Co-60. A production irradiator is a warehouse-size unit that houses Co-60 and processes the products to be sterilized.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Recent business and corporate developments

Medical Isotopes

NRU Returns from its Maintenance Shutdown

On June 16, 2011, our primary supplier of medical isotopes, AECL, reported that the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown, which lasted 32 days. The impact of the shutdown to our operations began May 26, 2011 and resulted in an interruption in the supply of medical isotopes, primarily Mo-99, during our third quarter (Q3) of 2011.  Our production and sales returned to service as expected and planned with our customers.

Targeted Therapies

CardioGen-82 Manufacturing Interruption Continues

In the second quarter (Q2) of 2011, our manufacturing of CardioGen-82 generators, a Bracco Diagnostics Inc. (“Bracco”) product, was interrupted due to a manufacturing process change relating to component modifications with a third party supplier. As a result, we have not manufactured CardioGen-82 generators since early Q2. We have partially mitigated the financial impact of this issue by the sale of bulk Sr-82, the isotope used in the manufacturing of CardioGen-82 generators, to the other contract manufacturer of the CardioGen-82 product and have recorded these sales of Sr-82 as Cyclotron revenue in our Medical Isotopes segment. However, sales of Sr-82 have ceased since Bracco’s announcement further discussed below.

We had expected to resume manufacturing activities of CardioGen-82 during Q4 2011.  However, late in Q3 2011, Bracco issued a letter to customers that effective July 25, 2011, Bracco had voluntarily discontinued the sale of CardioGen-82 generators and recalled the units in the market due to two patients having received a higher radiation dose than expected. The reason for the recall by Bracco is for a different issue from the one that interrupted our CardioGen-82 manufacturing in Q2 2011.

We have received updates from Bracco regarding the recall, but we do not know the full scope or details of the current situation which is being handled directly by Bracco with the FDA.  Bracco is providing information to us periodically regarding its return to service plan and consulting with us on elements of the plan that impact Nordion. We currently do not have specific guidance from Bracco at this time as to when our manufacturing of CardioGen-82 generators is expected to resume. Therefore, the actual duration of our manufacturing outage for CardioGen-82 is not determinable at this time.  During this manufacturing outage, we expect there will be no demand for bulk Sr-82 until production of the CardioGen-82 generators resumes.

TheraSphere Phase III Trials

In the United States, TheraSphere is currently authorized by the FDA for use under a Humanitarian Device Exemption as a radiation treatment for primary liver cancer or hepatocellular carcinoma. In March 2011, the FDA approved our clinical trial applications for both primary liver cancer (approximately 400 patients at up to 40 sites around the world) and secondary or metastatic liver cancer (approximately 350 patients at up to 30 sites around the world).

On June 16, 2011, we announced that we had engaged Theorem Clinical Research (previously Omnicare Clinical Research), a full service CRO to conduct these trials.  Theorem will provide clinical trial implementation services which include clinical data management, statistical analysis, monitoring, and administrative expertise to support the conduct of the studies.

The start-up activities of these trials began in Q3 2011 and are expected to be significantly larger than any of the clinical trial activities that we have completed to-date resulting in a significant increase in our level of research and development (R&D) investment.

We are also planning the design and protocol for a randomized trial in the subset of primary liver cancer patients for which TheraSphere  may provide the greatest benefit that would provide randomized comparative data to support continued growth and market adoption in the European market through a demonstrated competitive advantage.  The trial is also expected to support our pursuit to expand reimbursement in Europe and to provide a base for expansion into Asia.

Additional details of the Phase III trials are included in the “Strategy and outlook” section of this MD&A.

Sterilization Technologies

Innovative new Modular Irradiator technology unveiled

On June 9, 2011, we announced details of our new Flexible Irradiation Technology (GammaFITTM) modular irradiator system at the 2011 International Meeting on Radiation Processing (IMRP), the biennial gathering for members of the International Irradiation Association.  Our GammaFIT system is an industry innovation that deploys a modular design providing end users the flexibility to add to and configure the irradiator to grow and change with their processing volume and needs.  Because many smaller companies are discouraged from entering the sterilization business due to the large initial capital investment in equipment, we believe the GammaFIT provides a more accessible product that can open up new Co-60 markets for us, particularly in Latin-America and Asia.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect to make the GammaFIT system commercially available in early fiscal 2012.

Corporate and Other

Returns to Shareholders

In January 2011, we re-initiated a normal course issuer bid (NCIB), which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 shares or 8% of our outstanding shares. As of July 31, 2011, we have repurchased a total of 3.6 million shares with an aggregate value of $40.5 million under this NCIB. We will continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase.

On September 13, 2011, our Board of Directors declared a quarterly dividend at $0.10 per share to Nordion’s shareholders on record as of September 23, 2011, which we expect will total approximately $6.4 million payable on October 1, 2011.  This is the third quarterly dividend of $0.10 per share our Board has declared during 2011.

New Credit Facility

On June 6, 2011, we entered into a $75.0 million senior revolving three year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. Under the new credit facility, we are able to borrow both Canadian and U.S. dollars. By entering into our new credit facility, cash held in account as security for letters of credit and letters of guarantee has been released and made available for operations. The primary purpose of the new credit facility is for general corporate purposes. For further details on this new credit facility, see the “Liquidity” section of this MD&A.

Arbitration with Life Technologies Corporations

As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The arbitrator in the hearing recently ruled in favour of Life.  As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations for the three months ended Q3 2011.  This settlement amount is required to be paid during Q4 2011.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2011	2010	2011	2010
Revenues
Medical Isotopes
Reactor	$15,695	$3,199	$63,178	$9,705
Cyclotron	5,691	8,692	15,189	20,122
	21,386	11,891	78,367	29,827
Targeted Therapies
TheraSphere	11,529	7,313	31,692	21,392
Contract Services	1,772	7,559	13,773	20,694
	13,301	14,872	45,465	42,086
Sterilization Technologies
Cobalt	30,879	17,630	68,857	63,627
Sterilization - Other	1,241	3,509	7,338	4,819
	32,120	21,139	76,195	68,446
Consolidated segment revenues from continuing operations	$66,807	$47,902	$200,027	$140,359

Segment earnings (loss)
Medical Isotopes	$4,794	$1,121	$26,942	$(226)
Targeted Therapies	2,123	3,118	10,445	8,750
Sterilization Technologies	15,311	7,780	31,660	29,178
Corporate and Other	(3,040)	(6,969)	(12,031)	(56,571)
Total segment earnings (loss)	$19,188	$5,050	$57,016	$(18,869)

Depreciation and amortization	5,446	7,223	16,025	21,869
Gain on sale of investment	-	-	(1,691)	-
Restructuring charges, net	41	8,602	576	60,045
AECL arbitration and legal costs	3,127	3,639	9,706	5,148
Impairment of long-lived assets	-	261	-	1,632
Change in fair value of embedded derivatives	3,697	1,970	(15,619)	(1,334)
Consolidated operating income (loss) from continuing operations	$6,877	$(16,645)	$48,019	$(106,229)

Basic earnings (loss) per share from continuing operations	$0.07	$(0.13)	$0.56	$(1.02)

Cash and cash equivalents	$69,038	$121,294	$69,038	$121,294

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results Analysis
In this section, we provide detailed information and analysis regarding our performance for the three and nine months ended July 31, 2011 compared with the same periods in fiscal 2010.

Consolidated Financial Results

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues	$66,807	100%	$47,902	100%	$200,027	100%	$140,359	100%
Costs and expenses
Direct cost of revenues	31,628	47%	24,474	51%	94,033	47%	70,215	50%
Selling, general and administration	17,172	26%	25,403	53%	49,364	25%	74,115	53%
Depreciation and amortization	5,446	8%	7,223	15%	16,025	8%	21,869	16%
Restructuring charges, net	41	-	8,602	18%	576	-	60,045	43%
Change in fair value of embedded derivatives	3,697	6%	1,970	4%	(15,619)	(8%)	(1,334)	(1%)
Other expenses (income), net	1,946	3%	(3,125)	(6%)	7,629	4%	21,678	15%
Operating income (loss) from continuing operations	$6,877	10%	$(16,645)	(35%)	$48,019	24%	$(106,229)	(76%)

Interest expense	(713)	(1%)	(2,633)	(5%)	(2,260)	(1%)	(4,439)	(3%)
Interest income	2,525	4%	2,483	5%	7,794	4%	5,933	4%
Unrealized loss on equity	-	-	(58)	-	(128)	-	(656)	-
Income tax (expense) recovery	(3,996)	(6%)	8,152	17%	(16,422)	(8%)	7,158	5%
Loss from discontinued operations, net of income taxes	(8,814)	(13%)	(6,363)	(13%)	(27,057)	(14%)	(149,449)	(106%)
Net (loss) income	$(4,121)	(6%)	$(15,064)	(31%)	$9,946	5%	$(247,682)	(176%)

Gross margin	53%	49%	53%	50%
Capital expenditures from continuing operations	$1,152	$2,076	$2,854	$6,021
Total assets	$487,027	$560,100	$487,027	$560,100

Revenues
Revenues of $66.8 million for the three months ended Q3 2011 increased by $18.9 million or 39% compared with the same period in fiscal 2010. Revenues of $200.0 million for the nine months ended Q3 2011 increased by $59.7 million or 43% compared with the same period in fiscal 2010. Excluding the impact of foreign exchange, revenues for the three and nine months ended Q3 2011 increased approximately 34% and 38% compared with the same periods in fiscal 2010, respectively.

The increase in revenue compared to the prior year was attributable to: i) the revenue from Reactor isotopes due to the return to production of the NRU reactor in Q4 2010 from a shutdown that commenced in May 2009; ii) continued strong growth in TheraSphere  with year over year revenue growth for Q3 2011 of 58% and year-to-date growth of 48%; and iii) Co-60 revenue that was 75% higher for Q3 2011, and 8% year-to-date, compared to the same periods in 2010, reflecting the lumpiness of the timing of Co-60 shipments.  The trends noted above related to our major products were expected by Nordion management and described in the Business Outlook section of our Q2 2011 MD&A.

See further detailed analysis on revenues in the “Medical Isotopes”, “Targeted Therapies” and “Sterilization Technologies” sections of this MD&A.

Gross margin
Gross margins of 53% for the three and nine months ended Q3 2011 were higher by 4% and 3%, respectively, compared to the same periods in fiscal 2010. Our overall gross margin was positively impacted by a heavier weighting of all of our major high-margin products – Mo-99, TheraSphere, and Co-60 – due to their improved year-over-year performance, while majority of lower margin products declined or were relatively flat year over year. In addition, during the shutdown of the NRU reactor in 2010, we maintained a certain level of direct costs associated with our Medical Isotopes business, which negatively impacted gross margin in fiscal 2010. Finally, TheraSphere  has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin percentage.

See further detailed analysis on gross margin in the “Medical Isotopes”, “Targeted Therapies” and “Sterilization Technologies” sections of this MD&A.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $17.2 million and $49.4 million for the three and nine months ended Q3 2011 decreased by $8.2 million and $24.8 million, respectively, compared to the same periods in fiscal 2010. The decreases were largely due to lower compensation cost resulting from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services. SG&A expenses were also positively impacted by a favorable insurance adjustment of $1.5 million in Q1 2011. Partially offsetting these decreases were Q3 2011 year-to-date legal costs of $9.7 million associated with the MAPLE arbitration proceedings and the unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $5.4 million and $16.0 million for the three and nine months ended Q3 2011 decreased by $1.8 million and $5.8 million, respectively, compared to the same periods in fiscal 2010. The decreases were primarily due to corporate facility reductions subsequent to the completion of our strategic repositioning, including accelerated amortization of leasehold improvements recorded in 2010 related to the wind down of our former head office in Toronto, Canada.

Restructuring charges

The restructuring charges of $0.6 million for the nine months ended Q3 2011 primarily resulted from the extension of certain key corporate employees retained offset by a recovery on previously accrued severances. For the same periods in fiscal 2010, significant restructuring charges were recorded for the planned shutdown of the office space and workforce reduction relating to our corporate office move from Toronto, Canada to Ottawa, Canada. We expect the remaining restructuring provision to be utilized in the first quarter of fiscal 2012.

Subsequent to July 31, 2011, we signed a lease termination agreement related to our office space in Toronto, Canada, which is effective on September 30, 2011. Based on the terms of this termination agreement, a $4.2 million (C$4 million) termination payment will be made and a restructuring recovery of approximately $1 million is currently expected in the fourth quarter of fiscal 2011.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 and Mo-99 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income (loss). The long-term Mo-99 supply agreement that we signed with our Russian partner Isotope in Q4 2010 has significantly increased our embedded derivative exposure.

For the three months and nine months ended Q3 2011, we recorded a loss of $3.7 million and a gain of $15.6 million for the change in the fair value of the embedded derivatives compared to a loss of $2.0 million and a gain of $1.3 million for the same periods in fiscal 2010, respectively. The significant change in the fair value gain was primarily driven by changes in the U.S. to Canadian dollar exchange rate during the period as well as changes in estimate for the notional supply amount.

Other expenses, net

Other expenses, net, of $1.9 million and $7.6 million for the three and nine months ended Q3 2011 included $1.7 million and $3.7 million in R&D costs, respectively. Other expenses, net, for nine months ended Q3 2011 also included $5.5 million of foreign exchange losses, which was partially offset by a $1.7 million gain on the sale of an available for sale investment in Q2 2011.

Other expenses, net, of $21.7 million for the nine months ended Q3 2010 was primarily a result of an approximately $27 million foreign currency revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. The loss for the year was partially offset by transition services income from the business sold in fiscal 2010.

Interest income (expense), net

Net interest income (expense) for the three and nine months ended Q3 2011 were $1.8 million and $5.5 million, respectively, compared to $(0.2) million and $1.5 million for the same periods in fiscal 2010. The increase was primarily due to the interest accretion on our note receivable from Celerion Inc. received from the sale of MDS Pharma Services Early Stage business in Q2 2010.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income tax expense

Tax expenses for the three and nine months ended Q3 2011 was $4.0 million and $16.4 million on pre-tax income from continuing operations of $8.7 million and $53.4 million, respectively. With an estimated tax rate of 28.8%, we expected tax expense of $2.5 million and $15.4 million for the three and nine months ended July 31, 2011.  However, discrete adjustments at different tax rates related to the change in fair value of embedded derivatives and a partial release of valuation allowance on future tax assets related to foreign accrual property losses, and other discrete adjustments resulted in an effective rate of 46.0% and 30.7% for the three and nine months ended July 31, 2011, respectively.

Loss from discontinued operations, net of income taxes

The loss from discontinued operations of $27.1 million for the nine months ended Q3 2011 was primarily due to an unfavorable outcome of the arbitration with Life in Q3 2011 as discussed in “Recent business and corporate developments” section of this MD&A, the sale of MDS Nordion S.A. completed in Q2 2011, and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

Losses from discontinued operations of $6.4 million and $149.5 million for the three and nine months ended Q3 2010, respectively, were primarily driven by the substantial completion of our strategic repositioning including the sales of MDS Pharma Services Early Stage and MDS Analytical Technologies during fiscal 2010.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Medical Isotopes

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
Reactor	$15,695	73%	$3,199	27%	$63,178	81%	$9,705	33%
Cyclotron	5,691	27%	8,692	73%	15,189	19%	20,122	67%
	21,386	100%	11,891	100%	78,367	100%	29,827	100%
Costs and expenses
Direct cost of revenues	13,370	63%	6,958	59%	40,710	52%	19,511	66%
Selling, general and administration(a)	3,310	15%	3,928	33%	10,560	14%	10,766	36%
Other (income) expenses, net	(88)	-	(116)	(1%)	155	-	(224)	(1%)
Segment earnings (loss)	$4,794	22%	$1,121	9%	$26,942	34%	$(226)	(1%)
(a)  Excludes AECL arbitration and legal costs of $3.1 million (2010 - $3.6 million) and $9.7 million (2010 - $5.1 million) for the three and nine months ended July 31, 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $21.4 million for the three months ended Q3 2011 increased by $9.5 million or 80% compared to the same period in fiscal 2010. For the nine months ended Q3 2011, revenues of $78.4 million increased by $48.5 million or 163% compared with the same period in fiscal 2010. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on the revenue growth.

Reactor products accounted for 73% of Q3 2011 Medical Isotopes revenue, while cyclotron-based products accounted for 27%.

Reactor isotopes revenues increased significantly for the three and nine months ended Q3 2011, compared to the same periods in fiscal 2010. The increase was primarily due to the return to service of the NRU reactor, which went out of service in May 2009 and did not resume production of medical isotopes until August 2010. While we had secured back-up supply for some of the NRU reactor produced isotopes (I-125, I-131, Xe-133), which helped to partially offset the negative impact of the reactor outage, no back-up supply was available for Mo-99, our largest revenue contributor. Reactor isotopes revenues reflect only two months of Mo-99 sales in Q3 2011 as the business was impacted by the one month planned maintenance shutdown of the NRU reactor, our main source of Mo-99 supply.  We were able to source other Reactor isotopes from secondary suppliers in order to continue to supply our customers.

Cyclotron isotopes revenues were lower by 35% and 25% for the three and nine months ended Q3 2011, respectively, compared to the same periods in fiscal 2010, driven mainly by a decrease in demand for Tl-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown in fiscal 2010. Since the return to service of the NRU reactor and High Flux Reactor (HFR) in Petten, Netherlands, we have seen the demand for Tl-201 return to normal levels. The unfavorable effect of Tl-201 was partially offset by revenue from the sale of bulk Sr-82, the isotope used in the production of CardioGen-82 generators.

Gross margin
Gross margin of 37% for the three months ended Q3 2011 was 4% lower compared to the same period in fiscal 2010.  The high cost of non-Mo-99 Reactor isotopes that we sourced from secondary suppliers during the planned NRU reactor maintenance shutdown negatively impacted overall gross margin by 3%.  In addition, the mix of lower-margin Cyclotron isotopes products in 2011, including the sale of bulk Sr-82, compared to the sale of a relatively higher gross margin product in 2010, Tl-201, further contributed to overall lower gross margin.  Finally, the strengthening of the Canadian dollar relative to the U.S. dollar negatively impacted the overall gross margin as a significant majority of our direct costs are denominated in Canadian dollars whereas the majority of revenues are denominated in U.S. dollars. These negative impacts were partially offset by overall increase in revenue from Mo-99.

Gross margins of 48% for the nine months ended Q3 2011 were significantly higher than 34% for the same period in fiscal 2010, primarily due to the increase in revenue from Mo-99, a relatively higher gross margin product. In addition, gross margin in fiscal 2010 was negatively impacted by the higher cost of sourcing Reactor isotopes during the NRU reactor shutdown and the fixed direct costs that we maintained during the NRU shutdown.

Selling, general and administration (SG&A)
SG&A expenses for our Medical Isotopes segment of $3.3 million and $10.6 million for the three and nine months ended Q3 2011, respectively, remained relatively flat compared to $3.9 million and $10.8 million for the same periods in fiscal 2010 despite an increase from foreign exchange. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other (income) expenses, net
Other (income) expenses, net are primarily foreign exchange revaluation gains and losses for the three and nine months ended Q3 2011 and 2010.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Targeted Therapies

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
TheraSphere	$11,529	87%	$7,313	49%	$31,692	70%	$21,392	51%
Contract Services	1,772	13%	7,559	51%	13,773	30%	20,694	49%
	13,301	100%	14,872	100%	45,465	100%	42,086	100%
Costs and expenses
Direct cost of revenues	5,582	42%	7,602	51%	20,077	44%	21,607	51%
Selling, general and administration	4,003	30%	3,215	22%	11,276	25%	9,044	22%
Other expenses, net	1,593	12%	937	6%	3,667	8%	2,685	6%
Segment earnings	$2,123	16%	$3,118	21%	$10,445	23%	$8,750	21%

Revenues
Revenues of $13.3 million for the three months ended Q3 2011 decreased by $1.6 million or 11% compared to the same period in fiscal 2010. For the nine months ended Q3 2011, revenues of $45.5 million increased by $3.4 million or 8% compared to the same period in fiscal 2010. Because the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

For the three months and nine months ended Q3 2011, TheraSphere continued its strong performance with an increase in revenue of 58% and 48%, respectively, compared to the comparative periods of 2010.

Offsetting the growth in TheraSphere was a significant decline in Contract Services revenue. For the three and nine months ended Q3 2011, Contract Services declined $5.8 million and $6.9 million, respectively, due primarily to decreases in revenues from the interruption of CardioGen-82 manufacturing compared to the same periods in fiscal 2010. Since Q2 2011, we have not manufactured CardioGen-82 due to several issues as described in the “Recent business and corporate developments” section of this MD&A.

The negative effect of the CardioGen-82 manufacturing interruption has been somewhat mitigated by the sale of bulk Sr-82, the isotope used in the production of CardioGen-82 generators. We have reported the Sr-82 revenue is reported in our Medical Isotopes segment. As described in the “Recent business and corporate developments” section of this MD&A, the revenue from bulk Sr-82 will not continue in Q4 2011.

Gross margin
Gross margin for our Targeted Therapies segment of 58% and 56% for the three and nine months ended Q3 2011 was higher than 49% for the same periods in fiscal 2010, respectively, primarily due to the growth in TheraSphere revenues. TheraSphere has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin. However, gross margin in fiscal 2011 was also negatively impacted by the manufacturing interruption of CardioGen-82 described above.

Selling, general and administration (SG&A)
SG&A expenses of $4.0 million and $11.3 million for the three and nine months ended Q3 2011 increased by $0.8 million and $2.2 million, respectively, compared to the same periods in fiscal 2010. The increase was primarily driven by higher TheraSphere sales compensation and consulting spending. Year over year, there was an unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
R&D expenses were slightly up by $0.7 million and $1.0 million for the three and nine months ended Q3 2011, respectively, compared to the same periods in fiscal 2010 due to increased spending in preparation and initiation of TheraSphere clinical trials and the impact of foreign exchange.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sterilization Technologies

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
Cobalt	$30,879	96%	$17,630	83%	$68,857	90%	$63,627	93%
Sterilization - Other	1,241	4%	3,509	17%	7,338	10%	4,819	7%
	32,120	100%	21,139	100%	76,195	100%	68,446	100%
Costs and expenses
Direct cost of revenues	12,676	39%	9,914	47%	33,246	44%	29,097	42%
Selling, general and administration	4,125	13%	3,539	16%	10,968	14%	10,377	15%
Other expenses (income), net(a)	8	-	(94)	-	321	-	(206)	-
Segment earnings	$15,311	48%	$7,780	37%	$31,660	42%	$29,178	43%
(a)  Excludes gain on investment of $nil and $1.7 million for the three and nine months ended July 31, 2011, respectively, which are not included in the calculation of segment earnings.

Revenues
Revenues of $32.1 million for the three months ended Q3 2011 increased by $11.0 million or 52% compared to the same period in fiscal 2010. For the nine months ended Q3 2011, revenues of $76.2 million increased by $7.7 million or 11%, compared to the same period in fiscal 2010.

The majority of revenue for Sterilization Technologies is denominated in Canadian dollars so the strengthening Canadian dollar compared to the U.S. dollar improves reported revenue. Excluding the impact of foreign exchange, revenues increased by 42% and 5% for the three and nine months ended Q3 2011, respectively.

For the three months ended Q3 2011, Co-60 revenues increased by $13.2 million or 75% compared to the same period in fiscal 2010 driven by a 74% increase in volumes shipped as well as a positive effect of foreign exchange. As noted in our Q2 2011 MD&A, we expected this large increase in Q3 2011 due to the timing of Co-60 source shipments.  Co-60 revenue for the nine months ended Q3 2011 increased by $5.2 million or 8% compared to the same period in fiscal 2010.

For the three and nine months ended Q3 2011, revenues from Sterilization – Other decreased by $2.3 million or 65% and increased by $2.5 million or 52%, respectively, compared to the same periods in fiscal 2010 due primarily to the timing of the sales of production irradiators.

In fiscal 2011, as in prior years, the quarterly profile of revenues for Sterilization Technologies can vary significantly due to the timing of our shipments to customers, as well as our sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations.

Gross margin
Gross margin for our Sterilization Technologies segment was 61% and 56% for the three and nine months ended Q3 2011, respectively, compared to 53% and 58% for the same periods in fiscal 2010.  The change in gross margin was primarily driven by fluctuations in the level of Co-60 revenues, which have a higher margin relative to production irradiators.

Selling, general and administration (SG&A)
SG&A expenses for our Sterilization Technologies segment of $4.1 million and $11.0 million for the three and nine months ended Q3 2011, respectively, were $0.6 million higher for the same periods in fiscal 2010.  There was an unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar as a significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses (income), net
Other expenses (income), net are primarily foreign exchange revaluation gains and losses for the three and nine months ended Q3 2011 and 2010.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate and Other

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2011	2010	2011	2010
Costs and expenses
Selling, general and administration	$2,607	$11,082	$6,854	$38,780
Other expenses (income), net(a)	433	(4,113)	5,177	17,791
Segment loss	$(3,040)	$(6,969)	$(12,031)	$(56,571)
(a)  Excludes impairment of long-lived assets of $nil (2010 - $0.3 million) and $nil (2010 - $1.6 million) for the three and nine months ended July 31, 2011, which are not included in the calculation of segment earnings.

Selling, general and administration (SG&A)
We incurred Corporate SG&A expenses of $2.6 million and $6.9 million for the three and nine months ended Q3 2011, which decreased by $8.5 million and $31.9 million, respectively, compared to the same periods in fiscal 2010. A significant majority of our SG&A expenses are denominated in Canadian dollars. The decreased SG&A costs, despite an increase from foreign exchange, were primarily due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services, which were substantially completed in fiscal 2010. SG&A expenses were also positively impacted in Q1 2011 by a $1.5 million insurance adjustment.

Other expenses (income), net
Other expenses, net, increased by $4.5 million for the three months ended Q3 2011 compared to the same period in fiscal 2010 primarily due to Transition Service Agreements (TSA) revenue recorded in Q3 2010. Other expenses, net, decreased by $12.6 million for the nine months ended Q3 2011 compared to the same period in fiscal 2010. Significantly larger Other expenses, net, for the nine months ended Q3 2010 were primarily a result of the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. This was partially offset by TSA revenue recorded during the nine months ended Q3 2010.

Divestitures and discontinued operations

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2011	2010	2011	2010
Loss from discontinued operations, net of income taxes	$(8,814)	$(6,363)	$(27,057)	$(149,449)

We recorded a loss from discontinued operations, net of income taxes, of $8.8 million and $27.1 million for the three and nine months ended Q3 2011, respectively, which primarily includes an unfavorable outcome of the arbitration with Life in Q3 2011 (as discussed in “Recent business and corporate developments” section of this MD&A), the impact of the sale of MDS Nordion S.A. (discussed below), and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

For the three and nine months ended Q3 2010, our loss from discontinued operations, net of income taxes, of $6.4 million and $149.5 million, respectively, included the results of operations for MDS Pharma Services and MDS Analytical Technologies as well as our divestiture activities during the period.

Sale of MDS Nordion S.A.

On March 31, 2011, we completed the sale of MDS Nordion S.A. in Belgium to Best Medical Belgium Inc. (Best Medical) for nominal proceeds. Pursuant to the share purchase agreement (SPA) we signed in February 2011, we left cash of $18.5 million (€13 million) as capital in the business. Best Medical acquired all of Nordion’s Belgian operations and the employees in Belgium, including related benefit and pension plans, with the exception of the TheraSphere  business. Best Medical also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements.

In the second quarter of fiscal 2011 we recorded a total loss of $15.7 million on the sale of MDS Nordion S.A. including net working capital and inventory adjustments of $2.8 million, which further reduced the sale price, and recognition of a non-cash unrealized foreign currency translation gain of $4.6 million as the sale represented a substantial liquidation of the Company’s Belgian operations.

The decision to exit our Belgian operations is aligned with our strategy to optimize our product lines by reducing complexity, managing costs and focusing on areas of our business that we believe can generate positive long-term returns.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Financial Information
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	July 31 2011	April 30 2011	January 31 2011	October 31 2010
Revenues from continuing operations
Reactor	$86,280	$15,695	$21,862	$25,621	$23,102
Cyclotron	19,854	5,691	5,712	3,786	4,665
Medical Isotopes	106,134	21,386	27,574	29,407	27,767
TheraSphere	39,340	11,529	11,190	8,973	7,648
Contract Services	24,857	1,772	4,169	7,832	11,084
Targeted Therapies	64,197	13,301	15,359	16,805	18,732
Cobalt	98,029	30,879	19,628	18,350	29,172
Sterilization-other	13,276	1,241	5,697	400	5,938
Sterilization Technologies	111,305	32,120	25,325	18,750	35,110
	$281,636	$66,807	$68,258	$64,962	$81,609
Segment earnings (loss)
Medical Isotopes	36,610	4,794	9,738	12,410	9,668
Targeted Therapies	14,749	2,123	3,550	4,772	4,304
Sterilization Technologies	49,936	15,311	9,685	6,664	18,276
Corporate and Other	(21,569)	(3,040)	(7,797)	(1,194)	(9,538)
	$79,726	$19,188	$15,176	$22,652	$22,710

Income from continuing operations	$51,420	$4,693	$6,813	$25,497	$14,417
(Loss) income from discontinued operations, net of income taxes	(25,802)	(8,814)	(14,291)	(3,952)	1,255
Net income (loss)	$25,618	$(4,121)	$(7,478)	$21,545	$15,672
Basic and diluted earnings (loss) per share
- from continuing operations	$0.78	$0.07	$0.11	$0.38	$0.22
- from discontinued operations	(0.39)	(0.13)	(0.22)	(0.06)	0.02
Basic and diluted earnings (loss) per share	$0.39	$(0.06)	$(0.11)	$0.32	$0.24

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	July 31 2010	April 30 2010	January 31 2010	October 31 2009
Revenues from continuing operations
Reactor	$12,540	$3,199	$3,574	$2,932	$2,835
Cyclotron	25,125	8,692	6,593	4,837	5,003
Medical Isotopes	37,665	11,891	10,167	7,769	7,838
TheraSphere	27,033	7,313	7,595	6,484	5,641
Contract Services	28,849	7,559	6,010	7,125	8,155
Targeted Therapies	55,882	14,872	13,605	13,609	13,796
Cobalt	86,953	17,630	27,664	18,333	23,326
Sterilization-other	5,999	3,509	328	982	1,180
Sterilization Technologies	92,952	21,139	27,992	19,315	24,506
	$186,499	$47,902	$51,764	$40,693	$46,140
Segment (loss) earnings
Medical Isotopes	(1,202)	1,121	(96)	(1,251)	(976)
Targeted Therapies	12,830	3,118	1,870	3,762	4,080
Sterilization Technologies	41,492	7,780	13,396	8,002	12,314
Corporate and Other	(64,380)	(6,969)	(37,314)	(12,288)	(7,809)
	$(11,260)	$5,050	$(22,144)	$(1,775)	$7,609

Loss from continuing operations	$(114,450)	$(8,701)	$(48,977)	$(40,555)	$(16,217)
Loss from discontinued operations, net of income taxes	(191,890)	(6,363)	(40,794)	(102,292)	(42,441)
Net loss	$(306,340)	$(15,064)	$(89,771)	$(142,847)	$(58,658)
Basic and diluted loss per share
- from continuing operations	$(1.08)	$(0.13)	$(0.48)	$(0.34)	$(0.13)
- from discontinued operations	(1.70)	(0.10)	(0.40)	(0.85)	(0.35)
Basic and diluted loss per share	$(2.78)	$(0.23)	$(0.88)	$(1.19)	$(0.48)

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sequential Financial Analysis

Revenues from continuing operations

Medical Isotopes

Medical Isotopes revenue declined 22% in Q3 2011 compared to Q2 2011.  The decrease was primarily due to the planned NRU reactor maintenance shutdown, which lasted from May 15 to June 16, 2011.

Reactor isotopes revenue of $15.7 million in Q3 2011 decreased by $6.2 million or 28% compared with Q2 2011 due to a lower volume of Mo-99 sales during the NRU reactor maintenance shutdown.

In Q3 2011, Cyclotron isotopes revenue was relatively flat compared to Q2 2011. Both quarters benefited from sales of bulk Sr-82, the isotope used in the production of CardioGen-82 generators.

Medical Isotopes results have been impacted by the return to service of the NRU reactor, which went out of service in May 2009 (Q3 2009) and did not resume production of medical isotopes until August 2010 (Q4 2010). While the NRU was down in 2009 and 2010, Cyclotron revenue was higher driven mainly by an increase in demand for Tl-201, which is used as a substitute for Mo-99.  Since the return to service of the NRU reactor and High Flux Reactor (HFR) in Petten, Netherlands, we have seen the demand for Tl-201 return to normal levels.

Targeted Therapies

Targeted Therapies revenue of $13.3 million in Q3 2011 decreased by $2.1 million or 13% compared to Q2 2011. This decline was wholly in our Contract Services business, which began in Q2 2011 as discussed in the “Recent business and corporate developments” section of this MD&A.

In Q3 2011, TheraSphere  grew by 3% over Q2 2011.  This continues the trend we have seen with this product in recent years of strong growth in the first half of the fiscal year and a leveling out in the second half.

Targeted Therapies results have generally reflected the trend of continued strong growth for our TheraSphere  product, as well as growth in our Contract Services product, CardioGen-82, prior to the manufacturing interruption in Q2 2011.

Sterilization Technologies

Sterilization Technologies revenues of $32.1 million in Q3 2011 increased by $6.8 million or 27% compared to Q2 2011.

Increased Co-60 shipments in Q3 2011, with revenues up 57% compared to Q2 2011, resulted in our highest Co-60 revenue quarter in more than two years. While Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers, the shipments are well planned between Nordion and our customers and are forecast several months in advance.

The strong Co-60 sales in Q3 2011 were partially offset by the decline in Sterilization-other because of the production irradiator revenue that had been recognized in Q2 2011.

Segment earnings (loss)

Medical Isotopes

Medical Isotopes segment earnings of $4.8 million in Q3 2011 decreased by $4.9 million or 51% compared to Q2 2011.  This is primarily due to a lower volume of Mo-99 as a result of the one-month planned maintenance shutdown of the NRU reactor, providing less coverage of the fixed costs in the business segment. In addition, gross margins in Reactor isotopes were negatively impacted as we sourced non-Mo-99 isotopes from more expensive secondary suppliers in order to continue supplying our customers.

Quarter-to-quarter Medical Isotopes segment earnings were impacted by the costs of maintaining our infrastructure related to Reactor isotopes production while the NRU reactor was down in 2009 and 2010.  Generally, our Reactor isotopes products have higher gross margins than the Cyclotron isotopes products.

Targeted Therapies

Targeted Therapies segment earnings of $2.1 million in Q3 2011 decreased by $1.4 million or 40% compared to Q2 2011. The decrease in earnings is primarily due to a continued decline in our Contract Services business as discussed above. We are also beginning to see a small impact on segment earnings from the start-up of clinical trial activities.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarter-to-quarter Targeted Therapies segment earnings are impacted by the mix of TheraSphere  and Contract Services as TheraSphere  generally has a higher gross margin than our Contract Services, and by the level of spending on TheraSphere  clinical trials.

Sterilization Technologies

Sterilization Technologies segment earnings of $15.3 million in Q3 2011 increased by $5.6 million or 58% compared to Q2 2011. This is due to increased Co-60 volume.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, a high gross margin product, with Sterilization – Other, which includes our shipments of production irradiators.  The irradiators, while important to future growth in Co-60 sales, are a relatively lower margin product than Co-60.

Corporate and Other

Corporate and Other segment loss of $3.0 million in Q3 2011 decreased by $4.8 million compared to Q2 2011 primarily due to foreign exchange losses in Q2 2011 of $4.2 million. SG&A expenses also decreased by $0.5 million in Q3 2011 because of the costs in Q2 2011 for additional professional services related to the sale of our Fleurus operations.

Quarter-to-quarter Corporate and Other segment results have been impacted by our strategic repositioning, which is now substantially complete, and our continued focus on achieving an optimal level of corporate G&A spend.

Other items that have affected the quarter-to-quarter comparability of the income (loss) from continuing operations include:

Embedded derivative gains and losses:

Results for the quarters beginning in fiscal 2011 reflect after-tax embedded derivative gains and losses that are significantly higher than previous quarters due to the increased U.S. to Canadian dollar exchange rate exposure from Russian supply contracts for Mo-99 entered into in Q4 2010.

•	Q3 2011: $3.7 million loss
•
Q2 2011: $0.7 million gain comprised of a $39.0 million gain related to currency movement in the quarter offset by a $38.3 million loss related to a reduction in the notional amount of product expected over the life of the contracts.

•	Q1 2011: $18.6 million gain
•	Q4 2010: $8.5 million gain

After-tax restructuring charges related to the strategic repositioning:

•	Q4 2010: $2.0 million
•	Q3 2010: $6.0 million
•	Q2 2010: $14.0 million
•	Q1 2010: $23.0 million
•	Q4 2009: $8.0 million

Share buybacks:

Earnings per share amounts were impacted by the number of Common shares repurchased and cancelled under the substantial issuer bid in Q3 2010, and the normal course issuer bid during the nine months ended Q3 2011.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and capital resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2011	2010	2011	2010
Cash provided by (used in) continuing operating activities	$8,551	$11,986	$13,953	$(47,426)
Cash provided by (used in) continuing investing activities	18,866	(659)	17,793	(27,236)
Cash (used in) provided by continuing financing activities	(13,659)	2	(52,825)	(671,071)
Cash (used in) provided by discontinued operations	(8,210)	(22,223)	(38,040)	561,224
Effect of foreign exchange rate changes on cash and cash equivalents	(402)	(1,389)	5,355	7,600
Net increase (decrease) in cash and cash equivalents during the period	$5,146	$(12,283)	$(53,764)	$(176,909)

Continuing operating activities
Cash provided by our operating activities for the three months ended Q3 2011 was $8.6 million compared to $12.0 million for the same period in fiscal 2010. We earned income from continuing operations of $4.7 million for Q3 2011, which includes a non-cash change in the fair value of embedded derivative assets of a $3.7 million loss. In Q3 2011, our accounts receivable increased by $7.3 million due to a higher level of sales in the last month of the quarter, our accounts payable and accrued liabilities decreased $4.4 million due mainly to the timing of various payments from operations as well as $1.3 million for final post-closing payout related to the sale of MDS Nordion S.A., and our inventories decreased by $4.7 million primarily driven by the timing of our sale and receipt of Co-60.

Cash provided by our operating activities for the nine months ended Q3 2011 was $14.0 million compared to $47.4 million of cash used in the same period in fiscal 2010. We earned income from continuing operations of $37.0 million for the nine months ended Q3 2011, which includes a non-cash change in the fair value of embedded derivative assets of a $15.6 million gain. During the nine months ended Q3 2011, our accounts payable and accrued liabilities decreased by $25.3 million primarily due to $12.2 million for final post-closing settlements payouts relating to the sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses. During the nine months ended Q3 2011, our inventories increased by $10.3 million. In Q1 2011, we also paid out $6.5 million for fiscal 2010 annual incentive payments.  In Q2 2011, we also received $1.3 million in cash dividends from our equity investment in Lumira Capital Corp.

Continuing investing activities
There was an increase in cash of $18.9 million in investing activities for the three months ended Q3 2011 compared with $0.7 million of cash used in the same period in fiscal 2010. Our activities in Q3 2011 primarily represent a release of restricted cash of $20.0 million that mainly relates to restricted cash previously held as collateral to secure letters of credit, which are now secured by our new credit facility. This increase in cash was partially offset by capital asset additions of $1.2 million. Our activities in Q3 2010 consisted of $2.1 million for capital asset additions offset by a $1.4 million decrease in restricted cash.

There was an increase in cash of $17.8 million provided by investing activities for the nine months ended Q3 2011 compared with $27.2 million of cash we used in the same period in fiscal 2010. During the nine months ended Q3 2011, we had a significant decrease in restricted cash of $19.0 million, which as noted above was primarily related to restricted cash previously held as collateral to secure letters of credit and $1.7 million cash sale proceeds for our available for sale investment in Q2 2011, partially offset by capital asset additions of $2.9 million. During the nine months ended Q3 2010, restricted cash increased by $21.4 million mainly as a result of the cancellation of the old credit facility we had in place. We also purchased capital assets of $6.0 million.

Continuing financing activities
We used cash of $13.7 million for financing activities for the three months ended Q3 2011 compared with $nil for the same period in fiscal 2010. In Q3 2011, we repurchased Common shares for $7.2 million through the NCIB initiated in January 2011 and paid $6.4 million of cash dividends declared in June 2011.

We used cash of $52.8 million for financing activities for the nine months ended Q3 2011 compared with $671.1 million we used in the same period in fiscal 2010. During the nine months ended Q3 2011, we repurchased and cancelled Common shares for $39.9 million and paid $12.9 million of cash dividends declared in January and June 2011. During the nine months ended Q3 2010, we completed the substantial issuer bid for a total cost of $450.0 million and repaid a $221.4 million of the outstanding principal for our senior unsecured notes and certain capital lease obligations.

Discontinued operations activities
For the three and nine months ended Q3 2011, we used cash of $8.2 million and $38.0 million, respectively. Our discontinued operations activities were primarily driven by $22.2 million cash outflows related to the divestiture of MDS Nordion S.A. in Belgium, including an $18.5 million capital infusion, as well as the $4.6 million operating loss incurred prior to the completion of the sale. These cash outflows were partially offset by $1.4 million of cash proceeds from the sale of our MDS Pharma Services building in Phoenix, Arizona.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash of $561.2 million provided by discontinued operations during the nine months ended Q3 2010 was primarily due to the net proceeds received for the sale of the MDS Analytical Technologies.

Summary of cash flow activities for the three months ended Q3 2011

Our operations and other operating working capital changes used a net cash outflow of $6.7 million in Q3 2011.

Other primary cash inflows in Q3 2011, excluding those associated with our product revenues included:
•	$20.0 million of mainly restricted cash held as collateral to secure letters of credit released upon our new credit facility being available;
•	$3.5 million of payments from AECL related to a note receivable; and,
•	$6.8 million of net tax refunds.

With these cash inflows, and our cash on hand, we used cash in the following activities in Q3 2011:
•	$7.2 million in share buyback under NCIB;
•	$6.4 million of cash dividends paid;
•	$2.4 million pension plan contributions;
•	$1.3 million for final post closing settlement relating to the sale of MDS Nordion S.A.; and,
•	$1.2 million capital asset additions.

Liquidity
(thousands of U.S. dollars)	July 31 2011	October 31 2010	Change
Cash and cash equivalents	$69,038	$122,802	(44%)
Current ratio(a)	2.6	2.3	13%
(a) Excludes current assets and current liabilities related to discontinued operations.

Our cash and cash equivalents of $69.0 million as of July 31, 2011 was $53.8 million lower than the $122.8 million we had as of October 31, 2010. As we discussed in the Cash flows section above, the decrease was primarily due to our $39.9 million share buyback under the NCIB, $22.2 million related to our divestiture of MDS Nordion S.A., $12.2 million paid for final post-closing settlements payouts relating to our sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses, $12.9 million of cash dividends paid, as well as the $6.5 million we paid for fiscal 2010 annual incentive payments. The decrease in cash and cash equivalents was partially offset by $10.3 million of cash received on the AECL note receivable, $12.1 million net tax refunds, $1.7 million of cash proceeds from the sale of our available for sale investment, $1.4 million of cash proceeds received for the sale of our MDS Pharma Services building in Phoenix, Arizona, $1.3 million cash dividends from our equity investment, and the $2.0 million of TSA receivables collected from certain buyers of our divested businesses.

Our current ratio as of July 31, 2011, was 2.6 compared with 2.3 as of October 31, 2010.  The change is mainly due to the reclassification of restricted cash previously in Other long-term assets as well as increase in inventories and embedded derivative assets as discussed in previous sections.

Prior to entering into our new credit facility in June 2011, we had credit facilities in place, expressly for letters of credit and letters of guarantee. Under the terms of the facilities, cash for the full amount of the outstanding letters of credit and letters of guarantee was held in account as security, which represented restricted cash and was not available for operations. As of July 31, 2011, our restricted cash of $13.5 million (October 31, 2010 - $32.4 million) included $8.1 million of funds for insurance liabilities and $5.0 million of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV.

New credit facility
On June 6, 2011, we entered into a $75.0 million senior revolving three year committed credit facility with The Toronto-Dominion Bank (TD) and a select group of other financial institutions. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The loan agreement includes customary positive, negative and financial covenants.  The bank is granted a floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property.

Under the new credit facility, we are able to borrow Canadian and US dollars by the way of Canadian dollar prime rate loans, US dollar base rate loans, US dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and US dollars. Letters of credit shall not exceed $50.0 million and the TD will make available a swingline of $7.5 million. The credit facility is payable in full on the day falling three years after the closing date; provided that the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods of one year.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Concurrent with entering into our new credit facility, we no longer have our cash held in account as security for outstanding letters of credit. The new credit facility is primarily for general corporate purposes.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our major defined benefit pension plan as of January 1, 2011. Based on this actuarial valuation completed in Q3 2011, we expect annual funding requirements of approximately $11 million, including approximately $3 million of current service cost contributions, in each of the next five years in order to reduce the projected solvency deficit. For nine months ended Q3 2011, we funded $6.1 million in cash contributions. We have also funded the solvency deficit via letters of credit starting in Q3 2011, which will accrete up to $4.4 million by the end of calendar year 2011. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. We may be able to issue letter of credits to meet the above funding requirements.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. The current estimated under-funded status based on the latest actuarial valuation completed is approximately $3 million.

Future liquidity requirements
We believe that cash on hand, cash flows generated from operations, and new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, retained obligations from the sold businesses, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements and approximately $9.5 million Life arbitration settlement, and restructuring costs including anticipated $4.2 million lease termination payment relating to our office space in Toronto, Canada. The FDA liability and restructuring reserves are $8.4 million and $7.4 million, respectively, as of July 31, 2011. At this time, we do not anticipate any issues in collecting amounts owed to us with respect to the notes receivable from AECL.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and lease obligations for our Montreal, Canada facility, as well as two office locations in King of Prussia, Pennsylvania, and Bothell, Washington.  We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $2.6 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past; however, we have had early discussions with buyers related to certain indemnities provided.

Arbitration with Life Technologies Corporations
As discussed in “Recent business and corporate developments” section of this MD&A, we are required to pay an estimated arbitration settlement obligation of approximately $9.5 million to Life in Q4 2011.

Capitalization
Our long-term debt of $47.3 million as of July 31, 2011, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in “Other long-term assets” in our consolidated statements of financial position.

Our shareholders’ equity as of July 31, 2011, was $313.3 million compared with $337.6 million as of October 31, 2010. The decrease reflects positive net income of $9.9 million offset by a charge of $25.7 million related to our NCIB due to share buyback costs in excess of $14.2 million carrying value of the Common shares. During the nine months ended Q3 2011, we repurchased 3,558,243 of our Common shares for an aggregate purchase price of $40.5 million.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of July 31, 2011, we held no derivatives designated as fair value, cash flow or net investment hedges.

As of July 31, 2011, we identified certain embedded derivative assets with a fair value of $24.6 million (October 31, 2010 - $10.5 million) and embedded derivative liabilities with a fair value of $0.4 million (October 31, 2010 - $2.0 million), which have a total notional amount of over $300 million (October 31, 2010 - $700 million). During the three and nine months ended Q3 2011, we recorded $3.7 million loss and a $15.6 million gain for the change in the fair value of the embedded derivatives, respectively, compared to $2.0 million loss and $1.3 million gain for the same periods in fiscal 2010.

Litigation

MAPLE
We are involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, we are claiming $1.7 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Our current emphasis is on arbitration proceedings, which continue broadly along the planned schedule. We continue to expect hearings for the arbitration to extend into the later part of calendar year 2011 and we expect a decision from the panel thereafter. Under the arbitration provisions, the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by us against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. We have also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5.2 million (C$5 million) and loss of profit of $31.4 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategy and outlook
Our business strategy is to maximize the value of our core business, to drive commercial excellence through optimizing, leveraging and building on our product lines and capabilities, and to cultivate sustainable growth through disciplined investment.

Business outlook

Medical Isotopes
Reactor Isotopes
We continue to work with our existing customers and potential new customers to secure additional sales of medical isotopes and increase our global market share of Mo-99.

Since the return to service of the NRU reactor in August 2010, we have received reliable supply from AECL.  The planned maintenance shutdown of the NRU reactor in Q3 2011 went as scheduled and we resumed supplying our customers as planned.  We expect the NRU reactor to undergo a shutdown for a similar period during 2012 for annual planned maintenance activities as established by the AECL agreement with the Canadian Nuclear Safety Commission (CNSC) in 2010.

In 2010, the AECL and CNSC established a revised multiyear protocol for the licensing renewal of the NRU reactor.  We expect the five-year license renewal decision by October 31, 2011, which would extend the NRU reactor license from 2011 to 2016.  The next scheduled public hearings are currently planned for the first week of October 2011.

Securing reliable long-term supply of medical isotopes remains a priority for us. We continue to work with our Russian partner, Isotope, to further strengthen our supply chain reliability by bringing online this important back up supply of Mo-99 for our customers. While we expect to receive additional samples and initial commercial shipments, we are not expecting significant volumes of Mo-99 from Isotope during 2012 and do not expect to have supply available to mitigate the impact of the planned NRU maintenance shutdown in 2012.  In addition, we continue to pursue the arbitration proceeding to compel AECL to complete the MAPLE reactors, as discussed in the “Litigation” section of this MD&A.

For Q4 2011, we expect Reactor isotopes revenue to be similar to Q2 2011. While modest Mo-99 volume increases from new customers were generated in Q3 2011, existing customers continue to experience dampened demand.

Cyclotron Isotopes
We expect Q4 2011 Cyclotron isotopes revenue to decline to approximately $3.5 million as the sales of bulk Sr-82 have ceased because of the CardioGen-82 recall issue described in the “Recent business and corporate developments” section of this MD&A.

Targeted Therapies
TheraSphere
Our TheraSphere revenue grew by 58% in Q3 2011 compared with Q3 2010, due to continued increasing adoption in North America and Europe as a result of the product’s perceived efficacy, and reimbursement and insurance coverage. In fiscal 2011, we continue to invest to increase acceptance in existing markets, as well as enter into new markets globally. Considering the growth in the three quarters of 2011 and current trends, we expect TheraSphere growth for the full year of fiscal 2011 to be above the 40% growth we achieved last year.  We estimate that the global market for radioembolization microspheres has grown by approximately 20% over the last twelve months.

We have announced two Phase III clinical trials for TheraSphere . The first is for primary liver cancer (STOP-HCC) and second is for secondary liver cancer (EPOCH). These trials support global adoption and long-term growth of TheraSphere, as well as reimbursement outside the U.S.  TheraSphere is currently authorized by the U.S. FDA under a Humanitarian Device Exemption as a radiation treatment for primary liver cancer or hepatocellular carcinoma. We have designed these trials to provide the data to support a submission to the FDA to obtain full approval of the product in the U.S.  In addition, data collected from these trials may support the use of TheraSphere as a second line of treatment for primary and secondary liver cancer.

Our STOP-HCC and EPOCH trials are in start-up phase with first patient enrolment expected by the end of calendar 2011 and the last patient visit completed by late 2016.  The overall cost of these trials is expected to be approximately $15 million to $20 million each over five years with $2 million to $3 million incurred for each trial in 2012.

We are also planning the design and protocol for a randomized trial in the subset of primary liver cancer patients for which TheraSphere  may provide the greatest benefit.  This trial would provide randomized comparative data to demonstrate TheraSphere’s competitive advantage in the treatment of liver cancer patients with Portal Vein Thrombosis (PVT).  We expect this data would enable us to build on the strong growth and adoption in the European market, to provide strong scientifically-supported comparative data aligned with world-renowned key opinion leaders’ efforts in TheraSphere adoption, and to provide a base for expansion into Asia.  The trial is also expected to support our pursuit to expand reimbursement in Europe.  We expect to enrol the first patient into this trial during the second half of calendar 2012 with the overall cost and timelines of this trial in a similar range as those of our STOP-HCC and EPOCH trials.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our current estimate of the cost of the three clinical trials (STOP-HCC, EPOCH and HCC/PVT) in fiscal 2012 is $6 million to $8 million.

Contract Manufacturing/Services
We expect the overall financial performance of our Targeted Therapies segment to continue to be impacted by the Bracco recall of CardioGen-82 generators. We began manufacturing CardioGen-82 in 2009 and by mid-2010, it had become our main Contract Manufacturing product contributing $1.0 million to $2.0 million per quarter to gross margin contribution in the 12 months before the manufacturing interruption in Q2 2011. As described in the “Recent business and corporate developments” section of this MD&A, Bracco voluntarily recalled the product July 25, 2011. We currently do not have specific guidance from Bracco as to when our manufacturing of CardioGen-82 generators is expected to resume. Therefore, the actual duration of our manufacturing outage for CardioGen-82 is not determinable at this time. At the present time, we have not planned for the return of CardioGen-82 manufacturing until the latter part of fiscal 2012.

Sterilization Technologies
Cobalt
As with previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers.  When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator.  Therefore, we coordinate this process closely with our customers to minimize disruption to their operations.

In Q4 2011, we expect Co-60 shipments to be down slightly from Q3 2011 and continue to expect Co-60 volume for fiscal 2011 to be approximately equal to fiscal 2010.

Sterilization – Other
We are currently building a production irradiator that is scheduled to be shipped into the U.S. late in Q4 2011.

We have not currently planned for revenue contribution from our recently announced GammaFIT product. While we plan to make GammaFIT commercially available in early fiscal 2012, with its expected long sales cycle, we do not expect to ship any of these products during 2012. This innovative new product demonstrates our continued strong commitment to the long-term growth of this business segment as we believe the GammaFIT is a more financially accessible product that can open up new Co-60 markets for us, particularly in Latin-America and Asia.

Financial outlook

Deferred tax assets and liabilities
As of Q3 2011, we reported $87.6 million of net deferred tax assets comprised of R&D tax credits and other tax carryovers arising from our Canadian operations. Our deferred tax assets have increased by $1.2 million during Q3 2011 due to fewer Investment Tax Credits being utilized against current taxes payable and a decrease in our future tax liability arising from the change in fair value of embedded derivatives.  These tax assets are available to reduce our cash income taxes in the future.  The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future.  If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Cash outlook
We ended Q3 2011 with $69.0 million in cash and cash equivalents, $13.5 million of restricted cash, a note receivable from AECL with a carrying value of $15.9 million, and essentially no debt.  Our outstanding debt of $47.3 million primarily consists of a $47.2 million loan from the Government of Canada, which is fully defeased by a funded financial instrument issued by a major Canadian bank.  In Q4 2011, we continue to expect to generate positive cash flow from operations primarily as a result of continued profitability. For fiscal 2011, we do not expect to pay significant cash taxes or interest expense and our capital expenditure levels are expected to be below $10 million, which is approximately our average spend over the past three years.

In Q3 2011, we established a $75.0 million, three-year credit facility. Under the terms of this new credit facility, $20.0 million of cash used as collateral became available for operations.

Our activities associated with our strategic repositioning are largely complete. As discussed in “Recent business and corporate developments” section of this MD&A, we are required to pay an arbitration settlement obligation of approximately $9.5 million to Life in Q4 2011. We also have estimated remaining restructuring outflows of $4.8 million within fiscal 2011 including the termination of our former corporate office lease in Toronto, Canada as discussed in the “Financial Results Analysis” section of this MD&A. Offsetting these amounts are $5.0 million of our restricted cash relates to an escrow amount associated with the Phase II-IV business we sold, which we expect to be released in Q4 2011. We also currently have accounts receivable due to us from buyers of $3.7 million.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Based on preliminary estimates for our defined benefit pension plan and our plan for future decommissioning of our Ottawa, Canada facilities required by the Canadian Nuclear Safety Commission, we may be required to issue letters of credit or make funding payments related to these obligations.  We currently expect that we may have approximately an $11 million funding requirement in each of the next five years for our pension plan that we may fund in cash or by issuing a letter of credit for a portion of the funding requirement.  A letter of credit is generally required for the estimated future decommissioning costs and our estimate of the future costs has increased by approximately $16 million to approximately $31 million from our previous submission. We have recorded the present value of the $31 million estimated future decommissioning costs in our current financial statements.

We have received the required regulatory approvals to allow us to purchase up to approximately 8% of our 67.2 million outstanding shares as at January 12, 2011. To date, under the NCIB we announced in January 2011, we have repurchased 3.6 million shares, which represent 63% of regulatory approved shares, with an aggregate value of $40.5 million. We expect to continue our repurchases during Q4 2011, however, we continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase. On September 13, 2011, our Board of Directors declared a quarterly dividend at $0.10 per share to Nordion’s shareholders on record as of September 23, 2011, which we expect will total approximately $6.4 million payable on October 1, 2011.  This is the third quarterly dividend of $0.10 per share our Board has declared during 2011.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting and control matters
Recent accounting pronouncements

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. We plan to adopt ASU 2010-13 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-16 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-28 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of July 31, 2011.

Internal control over financial reporting

As a result of our internal control assessment during the preparation of our 2010 annual consolidated financial statements, we concluded that we had not maintained effective controls over financial reporting related to our accounting for income taxes for historical transactions.  Specifically, we did not complete a process of evaluating our accounting and reporting of our income tax accounts based on the complex transactions of prior years, particularly considering the reduced size and scope of our Company which has resulted in a significantly reduced level of materiality.

During Q3 2011, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years.  We have identified those issues on which we need to focus our remediation efforts and are progressing on the resolution of these issues in accordance with our plan.  We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Nordion Inc. Interim Report July 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Nordion Inc. Interim Report July 31, 2011